David Patrick · 2nd

Inventor of Shark Wheel / CIO

Ladera Ranch, California, United States ·

Contact info

375 connections



1 mutual connection: Evan J. Segal

Connect Message More

Shark Wheel

Experience

Shark Wheel

8 yrs 9 mos

Chief Technology Officer

Nov 2012 – Present · 8 yrs 9 mos

Orange County, California Area

Chief Technology Officer

Nov 2012 – Present · 8 yrs 9 mos

Los Angeles / Orange County California

Shark Wheel has created an new category of wheel using a pattern based on the intersection of a cube and a sphere. This radical design has significant performance advantages in virtually every category compared to traditional wheels.

Founder / Co-Owner

Spherical Holdings LLC

Jun 2017 – Present · 4 yrs 2 mos

Lake Forest CA

IP for Seraworld Discoveries

Owner

4sphere

Jan 2005 – Present · 16 yrs 7 mos

Irvine, CA

Alternating Wake Turbines and Rotors. Silent propulsion systems.

Owner

SeraWorld

2003 – Present · 18 yrs

Irvine, CA

Spherical Expansion. Spherical Centrifuges. Isotropic modeling. SeraWorld will be launching to the public in late 2018.

Owner

Provantedge

1997 – 2003 · 6 yrs

Lake Forest California